FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending December 07, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Issued -  Friday 7 December 2007, London, UK - LSE Announcement

GlaxoSmithKline Announces Appointments To The Board Of Directors

GlaxoSmithKline plc (GSK) today announced the following executive appointments and changes:

     - Andrew Witty, CEO Designate, and Chris Viehbacher, President US Pharmaceuticals, have been appointed Executive Directors and will join the Board of the Company with effect from 31st January 2008.

     - Eddie Gray, currently Senior Vice President and General Manager Pharmaceuticals UK, will succeed Andrew Witty as President, Pharmaceuticals Europe for GlaxoSmithKline. Eddie will assume his new position on 1st January 2008.

     - David Stout, currently President of Pharmaceuticals, will leave the company in February 2008.

Commenting on the changes, Sir Christopher Gent, Chairman, said: "I am very pleased that both Andrew and Chris will be joining the Board. In doing so, we have increased the overall number of executive directors on the Board, and ensured that it remains strongly aligned to GSK's strategy and operational performance."

JP Garnier, Chief Executive Officer, said: "I would like to thank David sincerely for his significant contribution to GSK and for the support he has given me over many years. We wish him well in his future endeavours. Andrew and I would also like to congratulate Eddie on his appointment and welcome him to the Corporate Executive Team. We wish him every success in managing our European pharmaceuticals business."

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.


Notes to Editors

Eddie Gray: Biography

Eddie Gray was appointed Senior Vice President and General Manager, Pharmaceuticals UK for GlaxoSmithKline in 2001. He is a member of the Pharmaceuticals Europe Executive Team. Previously, he was Vice President & General Manager, SmithKline Beecham Pharmaceuticals, Canada, and a member of SmithKline Beecham's Executive Management Team for North America.

Eddie joined SmithKline Beecham in 1988 as National Sales Manager. He held various positions in the UK company of increasing responsibility, including Head of Hospital Sales, Marketing Manager for Anti-Infective products and Business Unit Director for the UK Pharmaceuticals General Medicine business before moving to the US, where he assumed responsibility for Market Research for the US Pharmaceuticals business. He later became Vice President & Director of Anti-Infectives Marketing, then Vaccines Marketing in the US, before assuming his role in Canada.

Eddie serves on the Board of Management of the Association of the British Pharmaceutical Industry (ABPI) and chairs the ABPI Economic Strategy Group. He is an advisory board member of Opportunity Now, an organisation for employers who are committed to creating an inclusive workplace for women; and a Trustee of Project HOPE UK which aims to make health care available for people around the globe, especially children.

Eddie holds an honours degree in Chemistry and Management Studies from the University of London, and an MBA from the Cranfield School of Management in the UK. He is married with three daughters.



Enquiries:

UK Media enquiries:                      Philip Thomson          (020) 8047 5502
                                         Claire Brough           (020) 8047 5502
                                         Alice Hunt              (020) 8047 5502
                                         Joss Mathieson          (020) 8047 5502

US Media enquiries:                      Nancy Pekarek           (215) 751 7709
                                         Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries:     David Mawdsley          (020) 8047 5564
                                         Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo           (215) 751 7002
                                         Tom Curry               (215) 751 5419



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 07, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc